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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Keithley Instruments, Inc.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

487584 10 4

(Cusip Number)

Joseph P. Keithley
28775 Aurora Road
Aurora, Ohio 44139-1891
(440) 248-0400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 11, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 487584 10 4			Page 2 of 7

1.	Names of Reporting Persons: Joseph P. Keithley		I.R.S. Identification Nos. of Above Persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Ohio

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,375,264

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,375,264

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,375,264

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.7%

14.	Type of Reporting Person (See Instructions): IN

2

CUSIP No. 487584 10 4			Page 3 of 7

1.	Names of Reporting Persons: Keithley Investment Co. Limited Partnership		I.R.S. Identification Nos. of Above Persons (entities only): 34-1581748

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Ohio

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,954,816

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,954,816

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,954,816

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.3%

14.	Type of Reporting Person (See Instructions): PN

3

CUSIP NO. 487584 10 4	SCHEDULE 13D	Page 4 of 7 pages

ITEM 1. SECURITY AND ISSUER

     This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) relates to the common shares, without par value (the “Common Shares”), of Keithley Instruments, Inc., an Ohio corporation (the “Company”), and is primarily filed to reflect changes to the initial Schedule 13D dated April 12, 1988 (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D dated February 5, 1990 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D dated March 9, 1991 (“Amendment No. 2”) and Amendment No. 3 to Schedule 13D dated November 15, 1997 (“Amendment No. 3” and together with Amendment No. 1 and Amendment No. 2, the “Prior Amendments”), as a result of the disposition of Common Shares by the reporting persons listed therein. Except as otherwise reflected in this Amendment No. 4, there have been no material changes to the information contained in the Original 13D or the Prior Amendments. The principal executive offices of the Company are located at 28755 Aurora Road, Solon, Ohio 44139-1891.

ITEM 2. IDENTITY AND BACKGROUND

     This Amendment No. 4 is filed jointly by the following persons: Joseph P. Keithley, an individual (“JPK”), and Keithley Investment Co. Limited Partnership, an Ohio limited partnership (the “Family Partnership”). JPK and the Family Partnership are referred to herein collectively as the “Investors.” Keithley Management Co. Limited Partnership, an Ohio limited partnership and reporting person listed in the Original 13D and the Prior Amendments, distributed all of its beneficial ownership in Common Shares to its partners in accordance with its partnership agreement and, accordingly, is no longer a reporting person for purposes of Regulation 13D-G.

     JPK is the general partner of the Family Partnership. The Family Partnership is an Ohio limited partnership organized for the purposes described in Item 4 of Amendment No. 3. JPK, a citizen of the United States, is the Chairman of the Board, President and Chief Executive Officer of the Company. The Company’s address is set forth in Item 1 above. The principal business address of each of the Investors is 28775 Aurora Road, Aurora, Ohio 44139-1891.

     During the last five years, none of the Investors: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     No material changes.

ITEM 4. PURPOSE OF TRANSACTION

     None of the Investors has any plans or proposals that relate to, or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, except that the Family Partnership has entered into a 10b5-1 plan pursuant to which it will sell up to 300,000 Common Shares beneficially owned by it during the

CUSIP NO. 487584 10 4	SCHEDULE 13D	Page 5 of 7 pages

period ending December 31, 2004, contingent upon the price of Common Shares reaching certain benchmarks, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Company, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company’s business or corporate structure, (g) any changes in the Company’s articles of incorporation or code of regulations, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in the inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     The following table shows the number and percentage of Common Shares beneficially owned by each of the Investors and by the Investors as a group as of February 11, 2004.

Name	Common Shares		Percent of Class
Family Partnership	1,954,816	(1)	12.3%
JPK	2,375,264	(2)	14.7%
Investors as a group	2,375,264		14.7%

(1)	Represents 1,954,816 Common Shares issuable upon the conversion of 1,954,816 Class B Shares.

(2)	Includes (a) 1,954,816 Common Shares issuable upon the conversion of 1,954,816 Class B Shares owned by the Family Partnership, (b) 46,062 Common Shares issuable upon the conversion of 46,062 Class B Shares owned by the Joseph F. Keithley 1988 Family Trust, an Ohio trust of which JPK is trustee, (c) 130,000 Common Shares issuable upon the conversion of 130,000 Class B Shares, (d) 176,500 Common Shares subject to options that are currently exercisable or that are exercisable within 60 days from the date of this Amendment No. 4, and (e) 2,448 Common Shares owned by JPK’s wife. JPK disclaims beneficial ownership of the Common Shares owned by his wife.

     All holders of Class B Shares are entitled to convert any or all of their Class B Shares into Common Shares at any time on a share-for-share basis. Each Class B Share is entitled to ten votes on all matters presented for a vote to the shareholders of the Company. Accordingly, the Investors are entitled to exercise 60.6% of the voting power on all matters presented for a vote to the shareholders of the Company, including the election of directors.

     Between February 3, 2004 and February 11, 2004, JPK exercised options to purchase an aggregate of 194,000 Common Shares and sold such shares in the open market for an average sales price of $23.50 per share. Except as otherwise described in this Amendment No. 4, the Investors have not engaged

CUSIP NO. 487584 10 4	SCHEDULE 13D	Page 6 of 7 pages

in any transactions in the Common Shares or the Class B Shares in the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER

     No material changes.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     1. Agreement among the Investors to file a joint statement on Schedule 13D.

CUSIP NO. 487584 10 4	SCHEDULE 13D	Page 7 of 7 pages

SIGNATURES

     After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct as of February 27, 2004.

KEITHLEY INVESTMENT CO. LIMITED PARTNERSHIP, an Ohio limited partnership

By:	/s/ Joseph P. Keithley
Joseph P. Keithley, its sole general partner

/s/ Joseph P. Keithley Joseph P. Keithley

EXHIBIT 1

     This Exhibit 1 to Amendment No. 4 to Schedule 13D is filed pursuant to the requirements of Rule 13d-1(k)(1)(iii). The undersigned hereby agree that Amendment No. 4 to Schedule 13D, to which this Exhibit 1 is attached, is filed on behalf of each of the undersigned.

KEITHLEY INVESTMENT CO. LIMITED PARTNERSHIP, an Ohio limited partnership

By:	/s/ Joseph P. Keithley
Joseph P. Keithley, its sole general partner

/s/ Joseph P. Keithley Joseph P. Keithley